

June 27, 2007

By facsimile to (310) 552-5001 and U.S. Mail

Mr. Luo Ken Yi
China Architectural Engineering, Inc.
105 Baishi Road
Jiuzhou West Avenue
Zhuhai 519070, People's Republic of China

Re: China Architectural Engineering, Inc.
        Pre-effective Amendment 3 to Registration Statement on Form S-1
        Filed June 7, 2007
        File No. 333-138603
        Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and
        Subsequent Exchange Act Reports
        File No. 333-114622

Dear Mr. Luo:

        We have reviewed your filings and have the following accounting comments below.

Recent Events, page 3

1.   We note that you agreed to file an additional registration statement by May 23, 2007 and
        that there are penalty provisions related to this additional registration statement. As it
        does not appear that you filed this additional registration statement by the May 23, 2007
        deadline, please revise your disclosure to better explain any penalties that you have
        currently incurred. Please also apply this comment to disclosures concerning your
        current Form S-1, as we read on page 4 that you were required to use your reasonable
        best efforts to cause this registration statement to become effective within 180 days after
        the closing of your Share Exchange, and you have passed that deadline. Please
        supplementally tell us how you are accounting for any resulting penalties, and provide
        the appropriate disclosures in your 2007 interim financial statements. Refer to FSP EITF
        00-19-2.

Summary Financial Data, page 7, Selected Consolidated Financial Data, page 26 and Results of Operations, page 33

2.   We note that the weighted average common shares outstanding in your tables do not match the amount appearing on your consolidated statement of income for the three months ended March 31, 2006. Please revise your document accordingly.

Management's Discussion and Analysis, page 27

Critical Accounting Policies and Estimates, page 30

3.   In future periodic filings, please consider that your critical accounting policies should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present a company's analysis of the uncertainties involved in applying a principle at a given time, provide an understanding about how management forms its judgments about future events, and explain how these judgments and future events could affect the financial statements.

When preparing your disclosures under the current requirements, you should consider whether you have made accounting estimates or assumptions where:

- the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

- the impact of the estimates and assumptions on financial condition or operating performance is material.

If so, you should provide disclosure about those critical accounting estimates or assumptions in your MD&A. For guidance, please refer to Section V of Release No. 33-8350, *Interpretation - Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations* and Section 501.14 of the Codification of Financial Reporting Policies.

Contractual Obligations, page 38

4.   Please revise your table of contractual obligations to include your long-term bank loan, as well as the estimated cash requirements for interest on your long-term debt. Refer to

footnote 46 of Release No 33-8350, *Interpretation—Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations*. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table.

Financial Statements for the Period Ended March 31, 2007
Note 15 – Subsequent Event, page F-21

5.   We note your discussion of the April 2007 issuance of convertible bonds and bond warrants. Please supplementally explain to us how you accounted for the issuance of these convertible bonds and warrants, including your analysis of whether the convertible bonds contain a beneficial conversion option. Additionally, to the extent that you classify the bond warrants as equity, please explain to us how you determined that such classification was appropriate in light of the fact that there is no limit to the number of shares that you may be required to issue under your registration rights agreement with the WestPark affiliates and FirstAlliance. Refer to EITF 00-19. When you update to interim financial statements that include the issuance date for your convertible bonds and bond warrants, you should briefly describe your accounting in a footnote.

6.   Please also disclose in your interim footnotes the terms of the registration rights agreements related to your convertible bonds and bond warrants, supplementally explain to us how you are accounting for these registration rights agreements, and provide the applicable disclosures required by FSP EITF 00-19-2.

Financial Statements for the Year Ended December 31, 2006
Consolidated Statements of Stockholders' Equity, page F-26

7.   We note your response to our prior comment 10. We believe that the most appropriate presentation of your reverse acquisition of shell company CAEI is to reflect the net assets or net liabilities of CAEI in your balance sheet as though acquired on October 17, 2006 at their book value. Similarly, the offsetting total stockholders' equity or deficit of CAEI immediately before the merger should be reflected in a manner similar to an issuance of stock on October 17, 2006, such that this line item in your equity statement includes the par value of the common stock effectively issued to CAEI's former shareholders plus any necessary adjustments to additional paid in capital or retained earnings to bring the total amount attributed to this line item to the amount of CAEI's total stockholders' equity or deficit immediately before the merger. Please revise.

8.   We note your presentation of equity transactions related to the October 17, 2006 reverse merger, as seen here and in Note 11. We have the following comments:

- We read on your equity statement that the additional paid-in-capital relates to the issuance of common stock for cash. As this explanation is not consistent with the detail seen in Note 11 or the disclosures elsewhere in your filing, please revise the title of this line item.

- If you wish to continue to present the details of the October 17, 2006 equity transactions in Note 11 rather than presenting them on the face of your equity statement, please include cross-references to Note 11 on the "Issuance of Common Stock" and "Additional paid in capital" line items seen on the face of your equity statement.

- We note the addition to paid-in-capital as seen in Note 11 that is labeled as the conversion of original capital from Full Art. Please explain to us in reasonable detail what this amount represents and how it was calculated.

Form 10-Q for the Fiscal Quarter Ended March 31, 2007

Consolidated Balance Sheets, page 2

9.   Please revise future Forms 10-Q to include the balance sheet at December 31, 2006 as required by Rule 10-01(c)(1) of Regulation S-X and revise your equity statement to conform to the periods presented on your balance sheet. Also make similar revisions to the interim financial statements seen in your Form S-1.

You may direct questions on accounting comments to Dale Welcome, Staff Accountant, at (202) 551-3865 or Jennifer K. Thompson, Staff Accountant, at (202) 551-3737.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Thomas J. Poletti, Esq.
   Anh Q. Tran, Esq.
   Kirkpatrick & Lockhart Nicholson Graham LLP
   10100 Santa Monica Boulevard, 7th Floor
   Los Angeles, CA 90067

   Joseph V. Stubbs, Esq.
   Scott Galer, Esq.
   Stubbs Alderton & Markiles, LLP
   15260 Ventura Boulevard, 20th Floor
   Sherman Oaks, CA 91403